

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Yves Michel
Chief Executive Officer
GME Innotainment, Inc.
208 East 51st Street, Suite 170
New York, New York 10022

> **Re: GME Innotainment, Inc.**
> **Amendment No.1 to Offering Statement on Form 1-A**
> **Filed December 8, 2021**
> **Offering Statement on Form 1-A**
> **Filed December 3, 2021**
> **File No. 024-11738**

Dear Mr. Michel:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matt Stout